LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

Hipshark, LLC

This Company Agreement of this MULTIPLE MEMBER MANAGED LIMITED LIABILITY COMPANY organized pursuant to New York State law, is entered into and shall become effective as of the Effective Date by and among the Company and the persons executing this Agreement as Members. It is the Members express intention to create a limited liability company in accordance with the Act, as currently written or subsequently amended or redrafted. Therefore, all provisions of this document shall be construed consistent with the afore described intent of the Members. Accordingly, in consideration of the conditions contained herein, he/she/they agree as follows:

ARTICLE I

Company Formation

1.1 FORMATION. The Members hereby form a Limited Liability Company ("Company") subject to the provisions of state law as currently in effect as of this date. Articles of Organization shall be filed with the Secretary of State.

1.2 REGISTERED OFFICE AND AGENT. The location and name of the registered agent shall be as stated in the Articles of Organization.

1.3 TERM. The Company shall continue for a perpetual period.

(a) Members whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution; or

(b) Any event which makes it unlawful for the business of the Company to be carried on by the Members; or

(c) Any other event causing dissolution of this Limited Liability Company under applicable state laws.

1.4 CONTINUANCE OF COMPANY. Notwithstanding the provisions of ARTICLE 1.3, in the event of an occurrence described in ARTICLE 1.3(c), if there are at least one remaining Member(s), said remaining Member)s) shall have the right to continue the business of the Company

1.5 **BUSINESS PURPOSE.** The Company shall conduct any and all lawful business deemed appropriate to execute the company's objectives.

1.6 **PRINCIPAL PLACE OF BUSINESS.** The location of the principal place of business of the Company shall be as stated in the Articles of Organization or at a location as the Members select.

1.7 **THE MEMBERS.** The name and place of residence of each member are listed below at Certification of Members. Members are the owners of this company.

1.8 **ADMISSION OF ADDITIONAL MEMBERS.** Except as otherwise expressly provided in the Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior unanimous written consent of the Members.

ARTICLE II

Capital Contributions

2.1 **INITIAL CONTRIBUTIONS.** The Members initially shall contribute to the Company capital and the company shall keep record of the amount each contribute

2.2 **ADDITIONAL CONTRIBUTIONS.** Except as provided in ARTICLE 6.2, no Member shall be obligated to make any additional contribution to the Company's capital.

Name of Partner	List of Specific Contributions	Agreed Upon Cash Value of Contribution
Jon Carmen	Cash	$10,000
John Edholm	Cash	$10,000
Michael Kelly	Cash	$10,000

ARTICLE III

Profits, Losses and Distributions

3.1 **PROFITS/LOSSES.** For financial accounting and tax purposes the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company, and as amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2 **DISTRIBUTIONS.** The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Members. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE IV

Management

4.1 **MANAGEMENT OF THE BUSINESS.** The management of the business is invested in the Members. The members do appoint one Chief Executive Member. The Chief Executive Member is the Member with the most responsibility and head of operations of the business.

4.2 **MEMBERS.** The liability of the Members shall be limited as provided pursuant to applicable law. Members may take part in the control, management, direction, or operation of the Company's affairs and shall have powers to bind the Company. Any legally binding agreement must be signed by all Members or present approval of all other Members for one specific Member to sign the binding agreement.

(a) Any decision that involves a sale of the business, a loan, an acquisition of another company, must have the unanimous consent of all member(s).

(b) All day to day decisions and management of the LLC will predominantly be made by the Chief Executive Member, but may be made by any Member(s) in compliance with their duties as Members.

(c) If a Member disagrees with the Chief Executive Member's decision or proposed decision, a Member may call a vote to decide the course of action. A simple majority vote must be completed to take an action on behalf of the LLC in accordance with ARTICLE 4.5. The vote must be in writing.

4.3 **POWERS OF MEMBERS.** TheMembers are authorized on the Company's behalf to make all decisions in accordance with ARTICLE 4.2 as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of their management powers, the Members are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

4.4 **DUTIES OF MEMBERS.** Each Member must have a duty.

(a) If a Member fails to do the Member's duties for a period of 120 consecutive days, the Member will lose its Membership interest. The start date of failure must be documented.

(b) If a Member fails to do its Member duties for a period of one hundred twenty (120) days out of two hundred thirty nine (239) days, the Member will lose its Membership interest in accordance with this article. The failure days must be documented.

(c) If a Member disputes the completion of another Members duties and is attempting to take over the Members interest, it must do so in writing and certified delivery to the Members residential address listed in exhibit 1. If certified delivery is not available, hand delivery is acceptable by a third party.

(d) Upon receipt of complaint, a Member in question of fulfilling the Members duties must remedy and fulfill the duties it has established within fourteen (14) days.

(e) If Members become in dispute of what the Members duties are; if they are being fulfilled; and have gone through the dispute process outlined in section (a) through (d) of this article, the Members agree to enter into binding mediation or arbitration to decide if the Member's duties are being performed in compliance with the outlined agreed duties of attachment 1. If there is failure to reach an agreement through arbitration or mediation of performed duties of Members, the

Members in dispute agree to file a complaint in the appropriate Court to procure a decision by the appropriate Court as to the fulfillment of Members' duties. Upon decision of the Court that a Member has or is failing to meet the duties it has been prescribed to fulfill, the Member will loose and assign its Membership interest to the other Member(s) still remaining. The assignment of the non-compliant Member's membership interest will establish a debt owed by the LLC in accordance with ARTICLE 7.

(f) A value of the non-compliant Member's interest being transferred and assigned to the complaining Member must be made before the transfer can be completed. During the course of the transfer, the non-compliant Member will maintain complete powers of membership in the LLC.

(g) In the event of a dispute of Member's duties, Members may negotiate an exchange of Membership interests for a lesser amount of Member duties.

4.5 **DISPUTES OF MEMBERS.** Disputes among Members will be decided by a majority vote. A member has the amount of votes according to the Members percent of interest. (Example: 11% is 11 votes.) There has to be a majority vote for an action to take place.

4.6 **CHIEF EXECUTIVE MEMBER.** The Chief Executive Member shall have primary responsibility for managing the operations of the Company and for effectuating the decisions of the Members.

4.7 **NOMINEE.** Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Members may designate. The Members shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

4.8 **COMPANY INFORMATION.** Upon request, the Chief Executive Member shall supply to any member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Chief Executive Members possession regarding the Company or its activities. The exercise of the rights contained in this ARTICLE 4.6 shall be at the requesting Member's expense.

4.9 **EXCULPATION.** Any act or omission of theMembers, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Members to any liability to the Members

4.10 **INDEMNIFICATION.** The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

4.11 **RECORDS.** TheMembers shall cause the Company to keep at its principal place of business or at another location agreeable by the Members, the following:

(a) A current list in alphabetical order of the full name and the last known street address of each Member;

(b) A copy of the Certificate of Formation and the Company Operating Agreement and all amendments;

(c) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;

(d) Copies of any financial statements of the limited liability company for the three most recent years.

ARTICLE V

Compensation

5.1 **MANAGEMENT FEE.** Any Member rendering services to the Company shall be entitled to compensation commensurate with the value of such services as all members unanimously agree upon.

5.2 **REIMBURSEMENT.** The Company shall reimburse the Members for all direct out-of-pocket expenses incurred by them in managing the Company if unanimously agreed upon by all members.

ARTICLE VI

Bookkeeping

6.1 **BOOKS.** TheMembers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business or at another location agreeable by the Members. Such books shall be kept on such method of accounting as the Members shall select. The company's accounting period shall be the calendar year.

6.2 **REPORTS.** TheMembers shall close the books of account after the close of each calendar year, and shall prepare and send to each member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VII

Transfers

7.1 **ASSIGNMENT.** If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of its interest in the Company, Member shall comply with the following procedures:

(a) First make a written offer to sell such interest to the other Member(s) at a price determined in writing.At this point exiting member may not make this intention publicly known. If such other Members decline or fail to elect such interest within sixty (60) days, the exiting member may advertise its membership interest for sale as it sees fit.

(b) If a member has a buyer of members interest, the other current member(s) have first right of refusal to purchase the exiting members interest for the agreed purchase price. If there are more than one current remaining members, remaining members may combine funds to purchase the exiting members interest. Exiting member must show that potential purchaser has full certified funds, or the ability to get full certified funds before the first right of refusal period starts. Current members have 60 days to buy exiting members interest if they so desire.

(c) Pursuant to the applicable law, current members may unanimously approve the sale of exiting members' interests to grant full membership benefits and functionality to the new member. The current remaining members must unanimously approve the sale, or the purchaser or assignee will have no right to participate in the management of the business, affairs of the Company, or member voting rights. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled. Exiting member must disclose to buyer or assignee if current members will not approve the sale.

7.2 **VALUATION OF EXITING MEMBERS INTEREST.** If a member wants to exit the LLC, and does not have a buyer of its membership interest, exiting member will assign its interest to current members according to the following set forth procedures:

(a) A value must be placed upon this membership interest before assigned.

(b) If exiting member and current members do not agree on the value of this membership interest, exiting member must pay for a certified appraiser to appraise the LLC company value, and the exiting members' value will be assigned a value according to the exiting members' interest percentage.

(c) The current members must approve the certified appraiser used by exiting member. Current members have 30 days to approve the exiting members certified appraiser. If current members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to make the LLC business appraisal. Current members may not stall the process by disapproving all certified appraisers.

(d) Upon completion of a certified appraiser placing a value on the LLC, a value will be placed on exiting members' interest according to exiting members' percentage of membership interest.

(e) If current members disagree with the value placed on exiting members' interest, current members must pay for a certified appraiser to value the LLC and exiting members' interest according to the same terms.

(f) Current members' appraiser must be completed within 60 days or right of current members to dispute the value of exiting members interest expires.

CERTIFICATION OF MEMBERS

The undersigned hereby agree, acknowledge and certify to adopt this Operating Agreement.

Signed this 29ᵗʰ day of MARCH, 20 16.

Name: ___Jon Carmen___

Signature:

Role/Title: ___Chief Executive Member___   Percent: __33.34%__

Address: ___164 Dan Troy Drive___

___Williamsville, NY 14221___

Name: ___John Edholm___

Signature:

Role/Title: ___Executive Member___   Percent: __33.33%__

Address: ___88 Leawood Drive___

___Tonawanda, NY 14150___

Name: ___Michael Kelly___

Signature:

Role/Title: ___Executive Member___   Percent: __33.33%__

Address: ___141 Breezewood Drive___

___Orchard Park, NY 14127___